As filed with the Securities and Exchange Commission on May 23, 2002

Registration No. 333-86056

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_________________________

AMENDMENT NO. 1 to FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

_________________________

ENERGEN CORPORATION

(Exact name of registrant as specified in its charter)

Alabama 63-0757759

(State or other jurisdiction of (I.R.S. Employer

incorporation or organization) Identification No.)

605 Richard Arrington Jr. Blvd. North, Birmingham, Alabama 35203-2707

(205) 326-2700

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

_________________________

J. DAVID WOODRUFF, JR.

Energen Corporation

605 Richard Arrington Jr. Blvd. North

Birmingham, Alabama 35203-2707

(205) 326-2700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

JOHN K. MOLEN

Bradley Arant Rose & White LLP

2001 Park Place, Suite 1400

Birmingham, Alabama 35203

(205) 521-8000

_________________________

Approximate date of commencement of the proposed sale of the securities to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. 9

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 9 _________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 9 __________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. 9

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, $0.01 par value Rights to purchase Series 1998 Junior Participating Preferred Stock	3,043,479 shares of common stock 3,043,479 rights	$27.40 (2)	$83,391,324.60 (2)	$7,672.00* (2)

*Fee paid previously.

    Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c).

    Offering price and registration fees for the rights to purchase one one-hundredth of a share of Series 1998 Junior Participating Preferred Stock pursuant to a rights agreement between the registrant and First Chicago Trust Company of New York, as rights agent, are included in the calculation for the Common Stock to which each right is attached.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Energen Corporation

3,043,479 Shares of Common Stock

_____________________

The selling security holders may sell up to 3,043,479 shares of common stock of Energen Corporation, an Alabama corporation. The selling security holders may sell the common stock described in this prospectus in a number of different ways and at varying prices. We will not receive any proceeds from the sale of these shares by the selling security holders.

Our common stock currently trades on the New York Stock Exchange under the symbol "EGN." On May 21, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $27.70 per share.

Our principal executive offices are located at 605 Richard Arrington Jr. Blvd. North, Birmingham, Alabama 35203-2707, and our telephone number is (205) 326-2700.

We will not be paying any underwriting commissions or discounts in the offering of these shares.

You should read this prospectus and any supplement carefully before you invest in any of our common stock.

In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

__________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

________________________

The date of this prospectus is May 23, 2002.

ABOUT OUR BUSINESS

The following is a short summary of our business. You should carefully read our Annual Report on Form 10-K for the year ended September 30, 2001 for more information on our business and the risks involved in investing in our common stock.

Energen Corporation is a Birmingham-based diversified energy holding company engaged primarily in the acquisition, development, exploration and production of oil, natural gas and natural gas liquids in the continental United States and in the purchase, distribution and sale of natural gas, principally in central and north Alabama. We conduct our oil and gas development, exploration and production activities through our natural resources subsidiary, Energen Resources Corporation. Our utility subsidiary, Alabama Gas Corporation (Alagasco), is the largest natural gas distributor in the State of Alabama.

We were incorporated in 1978 in connection with the reorganization of Alagasco. Alagasco was formed in 1948 by the merger of Alabama Gas Company into Birmingham Gas Company. Alagasco became a public company in 1953. Energen Resources was formed in 1978 as a subsidiary of Alagasco and became our subsidiary in the 1978 reorganization.

Energen Resources, Alagasco and Energen are all incorporated under the laws of Alabama, and our executive offices are located at 605 Richard Arrington Jr. Blvd. North, Birmingham, Alabama 35203 and our telephone number is (205) 326-2700.

Energen Resources Corporation

Our oil and gas operations focus on increasing production and adding proved reserves through the acquisition and exploitation of oil and gas properties with varying levels of development potential. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

To a lesser extent, we explore for and develop new reservoirs, primarily in areas in which we already are located. We also provide operating services for our partners and various third parties in the Black Warrior Basin in Alabama; these fee-based services include overall project management and day-to-day decision-making relative to project operations.

All of our current oil and gas operations are located in the continental United States. As of December 31, 2001, our inventory of proved oil and gas reserves totaled 985 billion cubic feet equivalent. Approximately 97 percent of those reserves are located in the San Juan Basin in New Mexico, the Black Warrior Basin in Alabama, the Permian Basin in west Texas, and the north Louisiana/east Texas region. Our reserve base is conservative in nature. We classify more than 85 percent of our December 31, 2001 reserves as proved developed; therefore, we expect this high percentage of reserves to be recovered through existing wells with existing equipment and operating methods. In addition, the reserve base is comprised of predominantly long-lived properties and has a reserve to production ratio of 14 at December 31, 2001; the economic return over the total life of long-lived properties is less affected by short-term commodity price volatility. Long-lived reserves are generally considered to have a productive life of approximately 9 years or more, as measured by the reserve to production ratio. The reserve to production, or RP, ratio is measured by dividing remaining recoverable reserves at year-end by actual annual production volumes at year-end. Natural gas represented approximately 714 billion cubic feet equivalent of our proved reserves, with oil and natural gas liquids comprising the balance. Our oil reserve base increased dramatically with the acquisition on April 8, 2002 of certain oil and gas properties located in the Permian Basin from First Permian, L.L.C. See "Recent Developments."

Alabama Gas Corporation

We are the largest natural gas distribution utility in the State of Alabama. We purchase natural gas through interstate and intrastate marketers and suppliers and distribute the purchased gas through our distribution facilities for sale to residential, commercial and industrial customers and other end-users of natural gas. We also provide transportation services to industrial and commercial customers located on our distribution system. These transportation customers, using us as their agent or acting on their own, purchase gas directly from producers, marketers or suppliers and arrange for the delivery of the gas into our distribution system. We charge a fee to transport this customer-owned gas through our distribution system to our customers' facilities. Our business is highly seasonal since a material portion of our total sales and delivery volumes is to customers whose usage varies depending upon temperature. Our present rate structure, however, includes a temperature adjustment to customers' monthly bills which is designed to mitigate the effect of departures from normal temperature on our earnings.

Our service territory is located in central and parts of north Alabama and includes approximately 188 cities and communities in 27 counties. The aggregate population of the counties we serve is estimated to be 2.3 million people. The cities we serve include Birmingham, the center of the largest metropolitan area in Alabama, and Montgomery, the state capital. We are subject to the jurisdiction of the Alabama Public Service Commission. During fiscal year 2001 (which ended on September 30, 2001), we served an average of 428,663 residential customers and 35,882 commercial, industrial and transportation customers. Our distribution system includes approximately 9,600 miles of main and more than 11,100 miles of service lines, odorization facilities (where organic chemical compounds and/or sulfides are added to natural gas to give it a distinctive smell so that gas leaks can be detected), regulation facilities, and customer meters.

RECENT DEVELOPMENTS

In December 2001, we announced a change in our fiscal year end from September 30 to December 31. This change became effective with respect to the three-month transition period ending December 31, 2001. References to "fiscal year 2001" in this prospectus are to the year ended September 30, 2001.

On April 8, 2002, we acquired certain oil and gas properties located in the Permian Basin pursuant to an Agreement of Sale and Purchase by and between Energen Resources Corporation and First Permian, L.L.C. More than 95 percent of the acquisition reserves are oil, and this acquisition adds an estimated 43 million barrels of oil equivalent (MMBOE) to our Permian Basin holdings. The reserves have an estimated 27-year life and more than 60 percent of the reserves represents proved developed producing. We paid $120 million in cash and issued 3,043,479 shares of our common stock to acquire these reserves in one of our existing core territories.

SELLING SECURITY HOLDERS

In connection with the acquisition by our subsidiary of certain oil and gas properties of First Permian, L.L.C. on April 8, 2002, all of the selling security holders acquired shares of our common stock, and we agreed to register these shares of common stock for resale by such selling security holders. This registration statement may be suspended if we determine, in good faith, that it is in the best interest of us and our shareholders to defer disclosure of non-public information until such information has reached a more advanced state. During a period of suspension, sales under this registration statement will be suspended. Our obligation to maintain the effectiveness of this registration statement ends upon the earlier of (1) the first date on which the selling security holders are permitted to sell all of the shares pursuant to the provisions of Rule 144 of the Securities Act of 1933, as amended, or (2) the date on which all the shares registered pursuant to this registration statement have been disposed of by the selling security holders.

The following table sets forth information known to us with respect to the number of shares of our common stock beneficially owned as of May 23, 2002 by each selling security holder.

The information provided in the table below with respect to each selling security holder and with respect to the plan of distribution has been obtained from that selling security holder. None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling security holders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate either the number or percentage of shares of common stock that will be beneficially owned by the selling security holders following this offering. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. Any sales, transfers or other dispositions by the selling security holders in transactions which take place prior to or outside the terms of this offering must comply with the rules and regulations promulgated by the Securities and Exchange Commission under the Securities Act of 1933, including rules which restrict the number of shares of common stock which a selling security holder may transfer and which establish certain conditions to be satisfied prior to transfer of the shares. The selling security holders have agreed to limit the volume of their transfers of common stock to a maximum of 125,000 shares in the aggregate on any trading day and a maximum of 1,000,000 shares in any calendar month.

The number of shares beneficially owned by each selling security holder is determined under Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated, and subject to community property laws where applicable and the limitations discussed in this "Selling Security Holders" section, the persons and entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 34,386,347 shares of common stock outstanding as of May 15, 2002.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name	Number	Percent	Shares Being Offered	Number	Percent
Baytech, L.L.P.	720,197	2.09	720,197	--	--
Parallel, L.P.	933,589	2.71	933,589	--	--
Tejon Exploration Company	25,628	*	25,628	--	--
Tejon Investment Partners	400,110	1.16	400,110	--	--
Dodge Jones Foundation	25,628	*	25,628	--	--
Mansefeldt Investment Corporation	88,359	*	88,359	--	--
Dian Graves Owen	284,681	*	284,681	--	--
Dian Graves Owen Foundation	25,628	*	25,628	--	--
Harlan Stai	2,564	*	2,564	--	--
Topaz Exploration Company	6,669	*	6,669	--	--
Tucker S. Bridwell	43,469	*	43,469	--	--
EnCap Energy Capital Fund III, L.P.	231,191	*	231,191	--	--
EnCap Energy Acquisition III-B, Inc.	174,848	*	174,848	--	--
Energy Capital Investment Company PLC	24,348	*	24,348	--	--
BOCP Energy Partners, L.P.	56,570	*	56,570	--	--

* Represents beneficial ownership of less than one percent (1%).

The selling security holders acquired our common stock in connection with the First Permian acquisition, which closed on April 8, 2002. All of the shares of common stock purchased by the selling security holders were "restricted securities" under the Securities Act of 1933 prior to this registration.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of (1) 75,000,000 shares of common stock, par value $0.01 per share, of which 34,386,347 shares were outstanding on May 15, 2002, and (2) 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding.

The following summary describes elements of our restated certificate of incorporation and bylaws.

Common Stock

General. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. Holders of common stock do not have any right to subscribe to any additional securities which we may issue.

Special Vote Requirements for Certain Transactions. Our restated certificate of incorporation provides that certain specified transactions or a series of transactions with an "interested stockholder" require approval by the vote of the holders of at least 80% of the then outstanding shares of voting stock, except in cases in which either certain price criteria and procedural requirements are satisfied or the transaction is approved by a majority of our "disinterested" board members. A board member is considered disinterested if such member is neither affiliated with, nor a nominee of, the "interested stockholder" and was a board member prior to the time the "interested stockholder" became an "interested stockholder" (or the duly elected successor to such board member). The specified transactions include:

    our merger or consolidation, or the merger and consolidation of any of our subsidiaries, with or into an "interested stockholder" or an affiliate of an "interested stockholder;"
    the sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets with a value of $1,000,000 or more to an "interested stockholder" or an affiliate of an "interested stockholder;"
    the issuance or transfer of our stock or other securities to an "interested stockholder" or an affiliate of an "interested stockholder" in exchange for cash, securities or other property having a value of $1,000,000 or more;
    our adoption of any liquidation or dissolution proposal suggested by or on behalf of an "interested stockholder;" or any reclassification of securities, recapitalization, merger or consolidation which has the effect of increasing an "interested stockholder's" proportionate share of our outstanding equity securities.

Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns 10% or more of our voting stock.

Provisions with respect to our Board of Directors. Our restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our board. At least two annual meetings must be held before a majority of the board of directors can be changed.

A majority of the remaining directors may fill vacancies on our board, other than those caused by an increase in the number of directors. Any director elected to fill such a vacancy is elected to serve until the next annual meeting of shareholders. Any directorship to be filled as a result of an increase in the number of directors may only be filled by election at an annual meeting or at a special meeting of shareholders called for such purpose unless Alabama law at such time permits the vacancy to be filled by a majority of the remaining directors.

Unless otherwise provided in a corporation's charter, Alabama law provides that a director, or the entire board of directors, may be removed by the shareholders at a meeting of shareholders expressly called for that purpose with or without cause by an affirmative vote of holders of a majority of our stock then entitled to vote on election of directors. However, our restated certificate of incorporation and bylaws provide that the affirmative vote of holders of at least 80% of our stock then entitled to vote on election of directors is required to remove a director or the entire board of directors from office.

Amendment. Our restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock is required to amend certain provisions of our restated certificate of incorporation, including those provisions dealing with business combinations and classification of directors.

Possible Effects of Special Provisions. The provisions of our restated certificate of incorporation described above have the effect of making it more difficult to change the board of directors and may make the board of directors less responsive to shareholder control. Certain of these provisions also may tend to discourage acquisition attempts by third parties due to the additional time and expense involved and the greater possibility of failure. As a result, these provisions may decrease the likelihood of our acquisition by a potential purchaser or may decrease the price a potential purchaser would be willing to pay for our capital stock.

Preferred Stock Purchase Rights. Our board of directors adopted a rights agreement on July 27, 1998 designed to protect our shareholders from coercive or unfair takeover tactics. Under the terms of the rights agreement, each share of our common stock is accompanied by a right to purchase, until the earlier of July 27, 2008 or the date that we redeem all such rights, 1/100th of a share of Series 1998 Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $70, subject to certain antidilution and other adjustments as provided in the rights agreement. Since July 27, 1998, we have issued all shares of our common stock with accompanying rights. Until certain conditions exist, the rights will be represented by the certificates for our common stock and will not be exercisable or transferable apart from the common stock certificates.

The rights agreement has certain anti-takeover effects, as it requires any person or group seeking to acquire us to condition their offer on the acquisition of a substantial number of shares. Otherwise, we will allow our shareholders to exercise their rights and cause substantial dilution to the person or group attempting to acquire us. The rights should not interfere with any merger or other business combination approved by our board since, among other things, our board may redeem all but not less than all of the then outstanding rights at $0.01 per right at any time until 10 days (subject to extension) following the date on which a person or group acquires 15% or more of our outstanding common stock. Our board's right to redeem the outstanding rights are limited by certain circumstances more fully described in the Rights Agreement, dated as of July 27, 1998, between us and First Chicago Trust Company of New York, as Rights Agent. The Rights Agreement is an exhibit to our registration statement on Form 8-A, File No. 1-7810, dated July 10, 1998, which we incorporate by reference into this prospectus. See "Where You Can Find More Information."

Limits on Dividends. We are subject to several indentures and other debt instruments which limit our ability to pay dividends. Under the most restrictive indenture or other debt instrument, we are required to maintain a consolidated tangible net worth of not less than $80,000,000. At December 31, 2001, we had a consolidated tangible net worth of approximately $473,978,000 and therefore, under the indenture restriction, we could make dividend payments of $393,978,000.

Registrar and Transfer Agent. The registrar and transfer agent for our common stock is EquiServe Trust Company, N.A.

Listing. Our common stock is listed on the New York Stock Exchange under the symbol "EGN."

Preferred Stock

General. Our restated certificate of incorporation authorizes the board of directors to issue up to 5,000,000 shares of preferred stock, in one or more series, without further action by our shareholders. The board must set forth the designations, preferences and other rights, including voting rights, if any, in resolutions providing for the issuance of the preferred stock. We cannot determine what effect, if any, the authorization and issuance of preferred stock would have upon holders of our common stock until the board specifies the attributes of the preferred stock and the rights of the holders of the preferred stock. We speculate that such effects may include:

    restrictions on dividends paid to holders of our common stock if we have not paid dividends on our preferred stock;
    dilution of the voting power of our common stock to the extent the preferred stock is issued with voting rights, or is convertible into common stock;
    dilution of the equity interest of our common stock, unless we redeem the preferred stock; and
    limitations on the rights of holders of our common stock to share in our assets upon liquidation until we satisfy any liquidation preference granted to holders of the preferred stock.

Although our ability to issue preferred stock provides us with flexibility in connection with possible acquisitions and other corporate purposes, we could issue preferred stock as a means of impeding an attempt by a third party to acquire a majority of our outstanding voting stock.

Series 1998 Junior Participating Preferred Stock. In connection with the adoption of the Rights Agreement described above, on July 27, 1998 our board designated 750,000 shares of our authorized but unissued preferred stock as "Series 1998 Junior Participating Preferred Stock." One share of Series 1998 Junior Participating Preferred Stock will be approximately equivalent to 100 shares of our common stock. Each 1/100th of one share of Series 1998 Junior Participating Preferred Stock has the same dividend and voting rights as one full share of our common stock, except that, if dividend payments on the Series 1998 Junior Participating Preferred Stock are in arrears for six consecutive quarters, our ability to pay dividends on our common stock will be restricted, and holders of the Series 1998 Junior Participating Preferred Stock will have enhanced voting rights. In addition, each share of Series 1998 Junior Participating Preferred Stock has a minimum quarterly dividend equal to the greater of (1) $5.00 or (2) 100 times the aggregate per share dividend declared on our common stock since the last quarterly dividend date. Series 1998 Junior Participating Preferred Stock also has a liquidation preference and certain other rights preferential to our common stock. Pursuant to the Rights Agreement, we have issued rights to our shareholders, but such rights have not yet become exercisable and we have not issued any shares of Series 1998 Junior Participating Preferred Stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered hereby. See "Selling Security Holders."

PLAN OF DISTRIBUTION

The selling security holders and their successors, including their permitted transferees, pledgees or donees or their successors, may sell the shares of common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The shares offered in this prospectus may be sold from time to time by the selling security holders in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions:

    on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;
    in the over-the-counter market;
    in private transactions;
    by pledge to secure debts and other obligations;
    in short sales of the common stock, in transactions to cover the short sales or otherwise in connection with short sales;
    through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock; or
    a combination of any of the above transactions.

The selling security holders may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling security holders, or as a principal for the broker-dealer's own account. These transactions may include transactions in which the same broker-dealer acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of the shares. This compensation may be received both if the broker-dealer acts as an agent or as principal. This compensation might also exceed customary commissions.

The selling security holders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling security holders. The selling security holders also may sell shares short and re-deliver the shares to close out such short positions. The selling security holders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling security holders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

If any selling security holder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

    a block trade,
    a special offering,
    an exchange distribution or secondary distribution, or
    a purchase by a broker or dealer,

then we will file, if required, a supplement to this prospectus under Rule 424(b) of the Securities Act.

The supplement will disclose, to the extent required:

    the names of the selling security holders and of the participating broker-dealer(s);
    the number of shares involved;
    the price at which such shares were sold;
    the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
    that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
    any other fact material to the transaction.

The selling security holders and any underwriters, broker-dealers or agents that participate in the sale or distribution of the shares of common stock may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling security holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of up to 5 business days prior to the commencement of such distribution. In addition, the selling security holders will be subject to the applicable provisions of the Securities Exchange Act of 1934, including Regulation M, which may limit the timing of purchases and sales of shares of common stock by the selling security holders or any other such persons. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

In order to comply with the securities laws of some jurisdictions, if applicable, the shares of common stock must be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling security holder may not sell any shares of common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

In connection with the acquisition by our subsidiary, Energen Resources, of certain oil and gas properties formerly owned by First Permian, L.L.C., we agreed for the benefit of the selling security holders to register shares of our common stock they received under applicable federal and state securities laws under specific circumstances and at specific times. We will pay substantially all of the expenses incident to the offering and sale of the common stock, exclusive of any concessions, discounts or commissions.

LEGAL MATTERS

The validity of the shares of common stock will be passed upon for us by Bradley Arant Rose & White LLP, Birmingham, Alabama. As of May 15, 2002, the partners and associates of Bradley Arant Rose & White LLP beneficially owned approximately 5,000 shares of our outstanding common stock.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Energen Corporation for the year ended September 30, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference into this prospectus express expectations of future plans, objectives and performance with respect to us and our subsidiaries and constitute forward-looking statements made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Except as otherwise disclosed, our forward-looking statements do not reflect the impact of possible or pending acquisitions, divestitures or restructurings. We undertake no obligation to correct or update any forward-looking statements whether as a result of new information, future events or otherwise. All statements based on future expectations rather than on historical facts are forward-looking statements that are dependent on certain events, risks and uncertainties that could cause actual results to differ materially from those anticipated. Some of these include, but are not limited to, economic and competitive conditions, inflation rates, legislative and regulatory changes, financial market conditions, future business decisions, and other uncertainties, all of which are difficult to predict. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates. In the event Energen Resources Corporation is unable to fully invest its planned acquisition, development and exploratory expenditures, future operating revenues, production, and proved reserves could be negatively affected. The drilling of development and exploratory wells can involve significant risks, including those related to timing, success rates and cost overruns and these risks can be affected by lease and rig availability, complex geology and other factors. Although Energen Resources makes use of futures, swaps and fixed-price contracts to mitigate risk, fluctuations in future oil and gas prices could affect materially our financial position and results of operation; furthermore, such risk mitigation activities may cause our financial position and results of operations to be materially different from results that would have been obtained has such risk mitigation activities not occurred. In addition, the Company cannot guarantee the absence of errors in input data, calculations and formulas used in its estimates, assumptions and forecasts.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC? s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

We ? incorporate by reference? into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling security holders sell all of the shares offered by this prospectus:

? Our Annual Report on Form 10-K for the fiscal year ended September 30, 2001;

? Our Transition Report on Form 10-Q for the fiscal quarter ended December 31, 2001;

? Our Definitive Proxy Statement on Schedule 14A filed on December 27, 2001; and

? Our Current Reports on Form 8-K filed on April 10, 2002, March 14, 2002 and December 11, 2001.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

J. David Woodruff, Jr.

Energen Corporation

605 Richard Arrington Jr. Blvd. North

Birmingham, Alabama 35203-2707

Phone: (205) 326-2700

You should rely only on the information contained or incorporated by reference in this prospectus. No one has been authorized to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the selling security holders are not, making an offer to sell the shares in any jurisdiction where the offer to sell the shares is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the Securities and Exchange Commission that is incorporated in this prospectus by reference, is accurate only as of the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

____________________

TABLE OF CONTENTS

Page

About Our Business 2

Recent Developments 3

Selling Security Holders 3

Description of Capital Stock 5

Use of Proceeds 7

Plan of Distribution 8

Legal Matters 10

Experts 10

Forward-Looking Statements 10

Where You Can Find More Information 11

ENERGEN CORPORATION

3,043,479 Shares of

Common Stock

_________________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the Securities and Exchange Commission filing fee.

Filing fee - Securities and Exchange Commission $ 7,672

Legal fees and expenses 7,500

Accounting fees and expenses 500

Blue sky fees and expenses 3,500

Printing and engraving expenses 500

Miscellaneous 1,000

Total $ 20,672

Item 15. Indemnification of Directors and Officers.

(a) Article XI of the Restated Certificate of Incorporation of the registrant provides as follows:

A director of the Corporation shall not be liable to the Corporation or its shareholders for money damages for any action taken, or failure to take action, as a director, except for (1) the amount of a financial benefit received by such director to which such director is not entitled; (ii) an intentional infliction of harm by such director on the Corporation or its shareholders; (iii) a violation of Section 10-2B-8.33 of the Code of Alabama of 1975 or any successor provision to such section; (iv) an intentional violation by such director of criminal law; or (v) a breach of such director's duty of loyalty to the Corporation or its shareholders. If the Alabama Business Corporation Act, or any successor statute thereto, is hereafter amended to authorize the further elimination or limitation of the liability of a director of a corporation, then the liability of a director of the Corporation, in addition to the limitations on liability provided herein, shall be limited to the fullest extent permitted by the Alabama Business Corporation Act, as amended, or any successor statute thereto. The limitation on liability of directors of the Corporation contained herein shall apply to liabilities arising out of acts or omissions occurring subsequent to the adoption of this Article XI and, except to the extent prohibited by law, to liabilities arising out of acts or omissions occurring prior to the adoption of this Article XI. Any repeal or modification of this Article XI by the shareholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the liability of a director of the Corporation existing at the time of such repeal or modification.

(b) Section 2.06 of the Bylaws of the registrant provides as follows:

2.06 Indemnification of Directors and Officers; Liability Insurance--

(a) The Corporation does hereby indemnify any officer or director of the Corporation who was, or is, a party, or is threatened to be made a party, to any threatened, pending, or completed claim, action, or proceeding, whether civil, criminal, administrative, or investigative, including appeals, other than an action by or in the right of the Corporation, by reason of the fact that he is or was a director, an officer, an employee, or an agent of the Corporation or is, or was, serving at the request of the Corporation as a director, officer partner, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fee, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The Corporation does hereby indemnify any officer or director of the Corporation who was, or is, a party, or is threatened to be made a party, to any threatened, pending, or completed claim or action by, or in the right of, the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, an officer, an employee, or an agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent that the court in which such action was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(c) To the extent that a director or an officer of the Corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in subsections (a) and (b) of this section or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith, notwithstanding that he has not been successful on any other claim, issue, or matter in any such action or proceeding.

(d) Any indemnification under subsections (a) and (b) of this section, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made:

(i) By the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been wholly successful on the merits or otherwise with respect to, such claim, action, or proceeding;
        If such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

(iii) By the stockholders.

(e) Expenses, including attorneys' fees, incurred in defending a civil or criminal claim, action, or proceeding may be paid by the Corporation in advance of the final disposition of such claim, action, or proceeding as authorized in the manner provided in subsection (d) of this section upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if, and to the extent that, it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this section.

(f) The indemnification authorized by this section shall not be deemed exclusive of, and shall be in addition to, any other rights, whether created prior or subsequent to the enactment of this section, to which those indemnified may be entitled under any statute, rule of law, provision of articles of incorporation, by-law, agreement, or vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director or an officer, and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(g) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or an officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this section."

(c) In addition to the foregoing provisions of the restated certificate of incorporation and bylaws of the registrant, directors and officers may be indemnified by the registrant pursuant to the provisions of Sections 10-2B-8.50 et seq. of the Code of Alabama (1975), which indemnity may be broader than that provided by the registrant's restated certificate of incorporation and bylaws.

Item 16. List of Exhibits.

*3(a) - Restated Certificate of Incorporation of Energen Corporation (composite, as amended February 2, 1998) which was filed as Exhibit 3(a) to Energen's Annual Report on Form 10-K for the year ended September 30, 1998 (File No. 1-7810).

*3(b) - Articles of Amendment to Restated Certificate of Incorporation of Energen, designating Series 1998 Junior Participating Preferred Stock (July 27, 1998) which was filed as Exhibit 4(b) to Energen's Post Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-00395).

*3(c) - Bylaws of Energen Corporation (as amended through July 22, 1998) which was filed as Exhibit 3(c) to Energen's Annual Report on Form 10-K for the year ended September 30, 1998 (File No. 1-7810).

*4(a) - Rights Agreement, dated as of July 27, 1998, between Energen Corporation and First Chicago Trust Company of New York, Rights Agent, which was filed as Exhibit 1 to Energen's Registration Statement on Form 8-A, dated July 10, 1998 (File No. 1-7810).

**4(b) - Form of Stockholders Agreement by and among Energen Corporation, Energen Resources Corporation and the selling security holders.

**5 - Opinion of Bradley Arant Rose & White LLP.

23(a) - Consent of PricewaterhouseCoopers LLP.

**23(b) - The consent of Bradley Arant Rose & White LLP is contained in their opinion filed as Exhibit 5 to this registration statement.

**24 - Powers of Attorney.

*Incorporated by reference.

**Filed previously.

Item 17. Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (A)(1)(i) and(A)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on the 23rd day of May, 2002.

ENERGEN CORPORATION

By: *

Wm. Michael Warren, Jr.

Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature Title Date

* Chairman of the Board, President May 23, 2002

Wm. Michael Warren, Jr. and Chief Executive Officer

(Principal Executive Officer)

/s/ Geoffrey C. Ketcham Executive Vice President, May 23, 2002

Geoffrey C. Ketcham Treasurer and Chief

Financial Officer

(Principal Financial Officer)

* Vice President and Controller May 23, 2002

Grace B. Carr (Principal Accounting Officer)

* Director May 23, 2002

J. Mason Davis, Jr.

* Director May 23, 2002

Stephen D. Ban

* Director May 23, 2002

Julian W. Banton

* Director May 23, 2002

James S. M. French

* Director May 23, 2002

Rex J. Lysinger

* Director May 23, 2002

Judy M. Merritt

* Director May 23, 2002

Drayton Nabers, Jr.

* Director May 23, 2002

T. Michael Goodrich

* Director May 23, 2002

Wallace L. Luthy

* Director May 23, 2002

Stephen A. Snider

*By /s/ Geoffrey C. Ketcham

Geoffrey C. Ketcham,

Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description	Sequentially Numbered Page

*3(a) Restated Certificate of Incorporation of Energen Corporation (composite, as amended

February 2, 1998) which was filed as Exhibit 3(a) to Energen's Annual Report on Form

10-K for the year ended September 30, 1998 (File No. 1-7810)

*3(b) Articles of Amendment to Restated Certificate of Incorporation of Energen, designating

Series 1998 Junior Participating Preferred Stock (July 27, 1998) which was filed as

Exhibit 4(b) to Energen's Post Effective Amendment No. 1 to Registration Statement

on Form S-3 (Registration No. 333-00395)

*3(c) Bylaws of Energen Corporation (as amended through July 22, 1998) which was filed as

Exhibit 3(c) to Energen's Annual Report on Form 10-K for the year ended September 30,

1998 (File No. 1-7810)

*4(a) Rights Agreement, dated as of July 27, 1998, between Energen Corporation and First

Chicago Trust Company of New York, Rights Agent, which was filed as Exhibit 1 to Energen's Registration Statement on Form 8-A, dated July 10, 1998 (File No. 1-7810)

** 4(b) Form of Stockholders Agreement by and among Energen Corporation, Energen Resources

Corporation and the selling security holders

** 5 Opinion of Bradley Arant Rose & White LLP

23(a) Consent of PricewaterhouseCoopers LLP 1

**23(b) The consent of Bradley Arant Rose & White LLP is contained in their opinion filed as

Exhibit 5 to this registration statement

**24 Powers of Attorney

*Incorporated by reference.

**Filed previously.

EXHIBIT 23(a)

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Amendment No. 1 to Form S-3 of our report dated October 23, 2001, except for Note 18, as to which the date is December 5, 2001, relating to the consolidated financial statements and financial statement schedule, which appears in Energen Corporation? s Annual Report on Form 10-K for the year ended September 30, 2001. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama

May 23, 2002